SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                04 July, 2005


                                  BT Group plc
                 (Translation of registrant's name into English)


           BT Centre
           81 Newgate Street
           London
           EC1A 7AJ
           England

                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________





Enclosures:  1.  Director Shareholding announcement made on 13 June 2005
             2.  Fixed/mobile phone launch announcement made on 15 June 2005
             3.  Director Shareholding announcement made on 15 June 2005
             4.  Director Shareholding announcement made on 15 June 2005
             5.  Director Shareholding announcement made on 28 June 2005
             6.  Director Shareholding announcement made on 28 June 2005
             7.  Transaction in Own Shares announcement made on 29 June 2005
             8.  Transaction in Own Shares announcement made on 01 July 2005

Enclosure No.1

                               SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

BT Group plc

2) Name of Director

Maarten van den Bergh

3) Please state whether notification indicates that it is in respect of holding of the shareholder name in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest.

Purchase of shares by the above director.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

as above

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

n/a

6) Please state the nature of the transaction. For PEP transactions please indicated whether general/single co PEP and if discretionary/non discretionary

Purchase of shares by the above director

7) Number of shares/amount of stock acquired:

2,000 shares

8) Percentage of issued class

n/a

9) Number of shares/amount of stock disposed

n/a

10) Percentage of issued class

n/a

11) Class of security

Ordinary shares of 5p each

12) Price per share

219.42p

13) Date of transaction

13 June 2005

14) Date Company informed

13 June 2005

15) Total holding following this notification

9,540 shares

16) Total percentage holding of issued class following this notification

n/a

If a director has been granted options by the company please complete the following boxes

17) Date of grant

n/a

18) Period during which or date on which exercisable

n/a

19) Total amount paid (if any) for grant of the option

n/a

20) Description of shares or debentures involved: class, number

n/a

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

n/a

22) Total number of shares or debentures over which options held following this notification

n/a

23) Any additional information

none

24) Name of contact and telephone number for queries

John Challis 020 7356 4086

25) Name of signature or authorised company official responsible for making this notification

John Challis

Date of Notification: 13 June 2005

Enclosure No.2

DC05-379                                                           June 15, 2005

                       BT LAUNCHES WORLD'S FIRST COMBINED

                             FIXED AND MOBILE PHONE

                      BT Fusion "the best of both worlds"

BT today launched the world's first combined fixed and mobile phone service.

The announcement marks an important milestone in the broadband revolution which is allowing people to communicate in ways they never have before.

BT Fusion works just like a mobile phone when you are out and about, but switches automatically and seamlessly onto a BT Broadband line when you get home. That means you get all the convenience and all the features of a mobile phone but with fixed lines prices and quality.

BT Fusion can offer customers huge savings by allowing calls to UK landline numbers to be charged at BT landline rates of 5.5p for up to an hour for all off-peak calls and 3p a minute at peak times.

For example, a BT Fusion 10-minute off-peak rate mobile call from home will cost up to 95 per cent less than the same call using a typical mobile competitor package.

Calls over broadband in the home means customers can make a mobile call but with the quality of a fixed-line and worry less about the signal being lost or dropping out. A recent survey of BT Broadband customers revealed that as many as 19 per cent had experienced problems with mobile coverage in the home.

It is all made possible by a special access point installed in the home - called the BT Hub - which uses Bluetooth wireless technology to switch the BT Fusion handset seamlessly to the broadband line - even in mid-call.

The BT hub also works as a wireless (Wi-Fi) router- allowing the user to connect up PCs, laptops, games consoles and printers wirelessly around the home.

Ian Livingston, CEO for BT Retail, said: "We promised to launch the world's first seamless combined fixed and mobile service and now we're doing it. The service will transform the communications landscape and bring excellent value to customers.

"For the first time customers will be able to get the best of both worlds in one service - combining the convenience and features of a mobile with fixed line prices and quality."

"The cornerstone of this strategy is BT Broadband which can be wirelessly enabled - to link up everything from your laptop, PC, games console to your home security system - and now your mobile."

"We know that many of our customers enjoy the convenience of their mobile phones when they're out and about - but switch to using a landline phone when they arrive back home to save money or because they have little or no mobile coverage.

"We're now delivering a world-first service that allows our customers to benefit from BT's great value landline rates with guaranteed coverage at home. You can even set the handset to work at more than one location.

"The launch of BT Fusion will start with approximately 400 early adopter customers, with the service being widely available for delivery in September. Customers who want to sign up for BT Fusion ready for full roll-out can register their interest at www.bt.com/btfusion.

"BT is taking a world lead in pushing forward fixed-mobile convergence and BT Fusion will form a significant part of our growth plans."

For further information please contact Jon Carter at BT on 020 7356 4523

Alternatively inquiries about this news release can be made to the BT Group Newsroom on its 24-hour number: 020 7356 5369. From outside the UK dial + 44 20 7356 5369.

All news releases can be accessed at our web site: http://www.bt.com/newscentre


Notes to Editors:

A comparison with the best core tariff price for "similar" competitor tariffs (Monthly fee applies/Competitors' fees vary)



Call type : from mobile    5 min  10 min  30 min 60 min  % saving  % saving
device to UK landline in                                  10 mins   10 mins
the home                                                peak call  off-peak
                                                                       call

BT Fusion 200 Off Peak      5.5p     5.5p     5.5p     5.5p
BT Fusion 200 Peak           15p      30p      90p GBP 1.80
"3" Videotalk 500       GBP 0.25 GBP 0.50 GBP 1.50 GBP 3.00   40%       89%
Orange 200+100 online   GBP 0.50 GBP 1.00 GBP 3.00 GBP 6.00   70%       95%
O2 (Anytime) 200        GBP 0.50 GBP 1.00 GBP 3.00 GBP 6.00   70%       95%
T-Mobile Relax 200 self GBP 0.50 GBP 1.00 GBP 3.00 GBP 6.00   70%       95%
service
Virgin Pay monthly 200  GBP 0.75 GBP 1.00 GBP 2.00 GBP 3.50   70%       95%
Sainsbury's o2 200      GBP 0.50 GBP 1.00 GBP 3.00 GBP 6.00   70%       95%



1 Price comparisons made against core tariff rates - excludes any offers and promotions which may run from time to time

2 Comparative price study prepared for BT by an independent professional firm:
May 2005

3 "Similar" competitor offerings defined as offers with 200 inclusive anytime any-network GSM minutes per month (with exception of "3" offer with 500 inclusive minutes.



Customers signing up to BT Fusion will get one free handset - available at launch is the BT branded Motorola v560; secondary handsets at launch will also be free of charge.

Customers will be eligible for a free BT hub (wireless base station)

Users will need to choose a mobile phone 'package' (exactly the same as when choosing a standard contract mobile phone). Customers at launch will have the following choice:

  - BT Fusion 100 : offering 100 cross-network, anytime inclusive minutes : launch pricing of GBP9.99 a month
  - BT Fusion 200 : offering 200 cross-network, anytime inclusive minutes : launch pricing of GBP14.99 a month

  - Secondary subscribers will be charged a monthly subscription of GBP9.99

  - Full pricing details for roll-out will be announced in September.

  - Calls to UK landlines originated in the home will be charged at BT landline rates of 5.5p for up to an hour at evening & weekends and 3p a minute daytime.

  - All other types of call made in the home are charged at normal mobile rates (same as calling rates of BT Mobile - for full details see BT Mobile Ts&Cs on www.bt.com).

  - All calls made outside the home will be charged at normal mobile rates (same as BT Mobile).

  - BT Fusion customers will also require Broadband from BT (from GBP17.99 a month online/with Direct Debit or add GBP1) and a BT Line (from GBP10.50 a month with Direct Debit or add GBP1).


    High resolution images are available for the media to view and download free of charge from www.vismedia.co.uk





About BT

BT is one of the world's leading providers of communications solutions serving customers in Europe, the Americas and Asia Pacific. Its principal activities include networked IT services, local, national and international telecommunications services, and higher-value broadband and internet products and services.

BT consists principally of three lines of business:

  - BT Retail, providing a comprehensive range of communications and related services to more than 20m UK consumers and businesses.

  - BT Wholesale, providing network services and solutions within the UK to more than 600 fixed and mobile operators and service providers including the provision of broadband and private circuits.

  - BT Global Services, providing networked IT services to meet the needs of multi-site organisations globally. BT Global Services operates in more than 130 countries and also offers international carrier services.

In the year ended 31 March 2005, BT Group's turnover was GBP18,623 million with profit before goodwill amortisation, exceptional items and taxation of GBP2,085 million.

BT Group plc is listed on stock exchanges in London and New York. British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group and encompasses virtually all businesses and assets of the BT Group.

For more information, visit www.bt.com/aboutbt

Enclosure No.3

                                   SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company
BT Group plc

2) Name of Directors
Paul Reynolds
Hanif Lalani

3) Please state whether notification indicates that it is in respect of holding of the shareholder name in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest. Directors in 2) above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
Halifax Corporate Trustees Limited (as Trustee of the BT Group Employee Share Investment Plan).

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s) n/a

6) Please state the nature of the transaction. For PEP transactions please indicated whether general/single co PEP and if discretionary/non discretionary Monthly purchases of shares under the terms of the BT Group Employee Share Investment Plan.

7) Number of shares/amount of stock acquired:
Paul Reynolds - purchase of 57 shares at 221.75p per share.

Hanif Lalani - purchase of 57 shares at 221.75p per share.

8) Percentage of issued class
n/a

9) Number of shares/amount of stock disposed n/a

10) Percentage of issued class
n/a

11) Class of security
Ordinary shares of 5p each

12) Price per share
221.75p

13)    Date of transaction
14 June 2005

14) Date Company informed
15 June 2005

15) Total holding following this notification
Paul Reynolds
Personal holding: 67,950 ordinary shares
BT Group Deferred Bonus Plan: 208,593 shares
BT Group Incentive Share Plan: 144,456 shares
BT Group Global Share Option Plan: options over 1,448,764 shares
BT Group Employee Sharesave Scheme: an option over 4,555 shares.

Hanif Lalani
Personal holding: 5,915 ordinary shares
BT Group Deferred Bonus Plan: 66,720 shares
BT Group Incentive Share Plan: 72,224 shares
BT Group Global Share Option Plan: options over 649,851 shares
BT Group Employee Sharesave Scheme: an option over 5,346 shares.

16) Total percentage holding of issued class following this notification n/a
If a director has been granted options by the company please complete the following boxes

17) Date of grant
n/a

18) Period during which or date on which exercisable n/a

19) Total amount paid (if any) for grant of the option n/a

20) Description of shares or debentures involved: class, number n/a

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise n/a

22) Total number of shares or debentures over which options held following this notification n/a

23) Any additional information
The above named Directors have a technical interest, as at 15 June 2005 under
Schedule 13 of the Companies Act as follows:

   - A technical interest, together with all employees of BT Group plc in 145,263 Ordinary Shares held by the Trustee of the BT Group Employee Share Investment Plan, Halifax Corporate Trustees Limited;
   - A technical interest, together with all employees of BT Group plc in 27,142,370 Ordinary Shares held by Ilford Trustees (Jersey) Limited in respect of contingent awards under executive share plans;

24) Name of contact and telephone number for queries
John Challis, 020 7356 4086

25) Name of signature or authorised company official responsible for making this notification

John Challis
Date of Notification: 15 June 2005

Enclosure No.4

                                 SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

BT Group plc

2) Name of Director

Sir Christopher Bland
Ben Verwaayen
Andy Green
Paul Reynolds
Hanif Lalani
Ian Livingston

3) Please state whether notification indicates that it is in respect of holding of the shareholder name in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest.

Adjustment in technical interest of the above directors

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Halifax Corporate Trustees Ltd

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

n/a

6) Please state the nature of the transaction. For PEP transactions please indicated whether general/single company PEP and if discretionary/non discretionary

Adjustment in technical interest of the above directors

7) Number of shares/amount of stock acquired:

Recovery of 16,054 BT Group shares by Halifax Corporate Trustees Limited as Trustee of the BT Group Employee Share Investment Plan from awards made to non-eligible individuals.

8) Percentage of issued class

n/a

9) Number of shares/amount of stock disposed

n/a

10) Percentage of issued class

n/a

11) Class of security

Ordinary shares of 5p each

12) Price per share

n/a

13)  Date of transaction

14 June 2005

14) Date Company informed

15 June 2005

15) Total holding following this notification

n/a

16) Total percentage holding of issued class following this notification

n/a

If a director has been granted options by the company please complete the following details (17 - 22)

17) Date of grant

n/a

18) Period during which or date on which exercisable

n/a

19) Total amount paid (if any) for grant of the option

n/a

20) Description of shares or debentures involved: class, number

n/a

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

n/a

22) Total number of shares or debentures over which options held following this notification

No change

23) Any additional information

The above named Directors have technical interests, as at 15 June 2005 under
Schedule 13 of the Companies Act as follows:

   - A technical interest, together with all employees of BT Group plc in 161,317 Ordinary Shares held by the Trustee of the BT Group Employee Share Investment Plan, Halifax Corporate Trustees Limited;

   - A technical interest, together with all employees of BT Group plc in 27,142,370 Ordinary Shares held by Ilford Trustees (Jersey) Limited in respect of contingent awards under executive share plans;

24) Name of contact and telephone number for queries

John Challis 020 7356 4086

25) Name of signature or authorised company official responsible for making this notification
John Challis

Date of Notification: 15 June 2005

Enclosure No.5


                                 SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

BT Group plc

2) Name of Director

Clayton Brendish

3) Please state whether notification indicates that it is in respect of holding of the shareholder name in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest.

Purchase of shares by the above director.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Bank of New York Nominees

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

n/a

6) Please state the nature of the transaction. For PEP transactions please indicated whether general/single co PEP and if discretionary/non discretionary

Purchase of shares by the above director

7) Number of shares/amount of stock acquired:

7,000 shares

8) Percentage of issued class

n/a

9) Number of shares/amount of stock disposed

n/a

10) Percentage of issued class

n/a

11) Class of security

Ordinary shares of 5p each

12) Price per share

221.25p

13) Date of transaction

27 June 2005

14) Date Company informed

27 June 2005

15) Total holding following this notification

30,920 shares

16) Total percentage holding of issued class following this notification

n/a

If a director has been granted options by the company please complete the following boxes

17) Date of grant

n/a

18) Period during which or date on which exercisable

n/a

19) Total amount paid (if any) for grant of the option

n/a

20) Description of shares or debentures involved: class, number

n/a

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

n/a

22) Total number of shares or debentures over which options held following this notification

n/a

23) Any additional information

none

24) Name of contact and telephone number for queries

John Challis 020 7356 4086

25) Name of signature or authorised company official responsible for making this notification

John Challis

Date of Notification: 28 June 2005

Enclosure No.6

                                 SCHEDULE 11
          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

BT Group plc

2) Name of Directors

Sir Christopher Bland

Andy Green
Hanif Lalani
Ian Livingston
Paul Reynolds

3) Please state whether notification indicates that it is in respect of holding of the shareholder name in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest.

   -Award of free shares under the BT Group Employee Share Investment Plan to the above Directors.

   -Change in the technical interest of the Directors following the transfer of 161,317 unallocated shares held in trust by Halifax Corporate Trustees Limited to participants in the BT Group Employee Share Investment Plan.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Halifax Corporate Trustees Limited (as Trustee of the BT Group Employee Share Investment Plan).

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

n/a

6) Please state the nature of the transaction. For PEP transactions please indicated whether general/single co PEP and if discretionary/non discretionary

Increase in the interests' of the above Directors following the award of free shares under the BT Group Employee Share Investment Plan

7) Number of shares/amount of stock acquired:

Award of 56 free shares to each Director named above.

8) Percentage of issued class

n/a

9) Number of shares/amount of stock disposed

n/a

10) Percentage of issued class

n/a

11) Class of security

Ordinary shares of 5p each

12) Price per share

222.875p (initial market value)

13)    Date of transaction

27 June 2005

14) Date Company informed

28 June 2005

15) Total holding following this notification

Sir Christopher Bland

1.  674,239 ordinary shares - personal holding;
2.  299,753 ordinary shares under BT Group Retention Share Plan;
3.  Options over 314,244 ordinary shares under the BT Group Legacy
    Option Plan.

Andy Green:

1.  120,058 ordinary shares - personal holding;
2. 153,484 ordinary shares under BT Group Incentive Share Plan - contingent award;
3.  230,154 shares under BT Group Deferred Bonus Plan;
4.  Options over 5,712 shares under BT Group Employee Sharesave Scheme;
5.  Options over 1,539,320 shares under BT Group Global Share Option Plan

Hanif Lalani

1.  5,971 ordinary shares - personal holding;
2. 72,224 ordinary shares under BT Group Incentive Share Plan - contingent award;
3.  66,720 ordinary shares under BT Group Deferred Bonus Plan;
4. Options over 649,851 ordinary shares under the BT Group Global Share Option Plan;
5.  Option over 5,346 ordinary shares under the BT Group Employee Sharesave
    Scheme.

Ian Livingston

1.  313,110 ordinary shares - personal holding;
2.  511,169 ordinary shares under BT Group Retention Share Plan;
3. 162,512 ordinary shares under BT Group Incentive Share Plan - contingent award;
4.  180,258 ordinary shares under BT Group Deferred Bonus Plan;
5. Options over 1,629,865 ordinary shares under the BT Group Global Share Option Plan;
6.  Option over 7,290 ordinary shares under the BT Group Employee
    Sharesave Scheme.

Paul Reynolds:

1.  68,006 ordinary shares - personal holding;
2. 144,456 ordinary shares under BT Group Incentive Share Plan - contingent award;
3.  208,593 shares under BT Group Deferred Bonus Plan;
5.  Options over 4,555 shares under BT Group Employee Sharesave Scheme;
6.  Options over 1,448,764 shares under BT Group Global Share Option Plan.

16) Total percentage holding of issued class following this notification

n/a

If a director has been granted options by the company please complete the following boxes

17) Date of grant

n/a

18) Period during which or date on which exercisable

n/a

19) Total amount paid (if any) for grant of the option

n/a

20) Description of shares or debentures involved: class, number

n/a

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

n/a

22) Total number of shares or debentures over which options held following this notification

n/a

23) Any additional information

The above named Directors and Ben Verwaayen have technical interests, as at 28 June 2005 under Schedule 13 of the Companies Act as follows:

   - A technical interest, together with all employees of BT Group plc in 0 Ordinary Shares held by the Trustee, Halifax Corporate Trustees Limited;

   - A technical interest, together with all employees of BT Group plc in 27,142,370 Ordinary Shares held by Ilford Trustees (Jersey) Limited in respect of contingent awards under executive share plans;

24) Name of contact and telephone number for queries

John Challis 020 7356 4086

25) Name of signature or authorised company official responsible for making this notification

John Challis

Date of Notification: 28 June 2005

Enclosure No.7


Wednesday 29 June 2005
                                  BT GROUP PLC

                           TRANSACTION IN OWN SHARES

BT Group plc announces that it has today transferred to participants in its employees share schemes 132,141 ordinary shares at a minimum price of 183.6 pence and a maximum price of 218 pence per share. The transferred shares were all formerly held as treasury shares.

Following the above transfer, BT Group plc holds 139,185,715 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,495,443,323.

Enclosure No.8

Friday 1 July 2005
                                  BT GROUP PLC

                           TRANSACTION IN OWN SHARES

BT Group plc announces that it has yesterday transferred to participants in its employees share schemes 11,366 ordinary shares at a price of 199.5 pence. The transferred shares were all formerly held as treasury shares.

Following the above transfer, BT Group plc holds 139,174,349 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,495,454,689.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


BT Group PLC
(Registrant)


By: /s/ Patricia Day
--------------------
Patricia Day, Assistant Secretary. Head of Shareholder Services


Date 04 JULY, 2005